Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260266
PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated October 14, 2022)

This prospectus supplement updates, amends and supplements the prospectus dated October 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-3 (Registration No. 333-260266). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained below.

Explanatory Note

The following disclosure (i) updates the introductory paragraph on the cover page of the prospectus, (ii) adds the definition of “OpCo LLC Agreement” in the Prospectus, (iii) updates the definition of “OpCo Redemption Right” in the Prospectus and (iv) adds a paragraph to the “Plan of Distribution” section of the Prospectus.

The first paragraph on the cover page of the Prospectus is hereby amended and restated in its entirety to the following:

This prospectus relates to (i) the resale of 11,549,890 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) issued to legacy Nerdy LLC holders in connection with the Reverse Recapitalization, (ii) resale of 7,883,250 shares of Class A Common Stock issued to TPG Pace Tech Opportunities Sponsor, Series LLC which were issued upon the conversion of the Founder Shares, (iii) resale of 4,000,000 Earnout Shares issued to certain affiliates of TPG Pace, (iv) resale of 642,089 Earnout Shares issued to legacy Nerdy LLC holders, (v) the resale of 15,000,000 shares of Class A Common Stock issued in the PIPE Investment (as defined below) by certain of the selling securityholders, (vi) the resale of 16,116,750 shares of Class A Common Stock issued in connection with the Forward Purchase Agreements (vii) the resale of 473,315 shares of Class A Common Stock reserved for issuance upon the exercise of the Stock Appreciation Rights held by former employees and consultants and (viii) the resale of 76,732,173 shares of Class A Common Stock issuable upon the exercise of the OpCo Redemption Right (as defined herein) by the holders of OpCo Units. This prospectus also relates to (a) the resale of 3,000,000 warrants to purchase shares of Class A Common Stock issued to certain shareholders of TPG Pace (as defined below), (b) 4,888,889 warrants to purchase Class A Common Stock issued to TPG Pace Tech Opportunities, Series LLC (c) the resale of 392,580 warrants to purchase shares of Class A Common Stock issued in exchange for warrants of Nerdy (as defined below), (d) the issuance by us of up to 8,281,469 shares of Class A Common Stock upon the exercise of outstanding warrants to purchase shares of Class A Common Stock, (e) the issuance by us of up to 2,051,864 shares of Class A Common Stock underlying the 2,051,864 shares of Class B Common Stock to be issued upon exercise of the outstanding warrants to purchase Class B Common Stock and (e) the issuance by us of up to 76,732,173 shares of Class A Common Stock upon the exercise of the OpCo Redemption Right by the holders of OpCo Units.

Add the definition of “OpCo LLC Agreement” on page 3 of the Prospectus to read in its entirety:

“OpCo LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement (as amended, supplemented or restated from time to time) dated as of September 20, 2021, by and among Nerdy LLC, a

Delaware limited liability company, the Company, and each other Person who is or at any time becomes a member of OpCo in accordance with the terms of the OpCo LLC Agreement and the Delaware Limited Liability Company Act.

The definition of “OpCo Redemption Right” on page 3 of the Prospectus is amended and restated in its entirety to read:

“OpCo Redemption Right” means the right, pursuant to the OpCo LLC Agreement, for OpCo Unitholders (other than Nerdy Inc.) to redeem their vested OpCo Units and corresponding shares of Class B Common Stock for shares of Class A Common Stock issued by the Company at a redemption ratio of one share of Class A Common Stock for each OpCo Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, which is satisfied by the Company exercising its Call Right (as defined in the OpCo LLC Agreement);

The following paragraph is added as the first paragraph on page 32 of the Prospectus, immediately below the header “Plan of Distribution”:

“We are registering the offer and sale (i) by us of 8,281,469 shares of Class A Common Stock upon the exercise of outstanding warrants to purchase shares of Class A Common Stock, (ii) by us of up to 2,051,864 shares of Class A Common Stock underlying the 2,051,864 shares of Class B Common Stock to be issued upon exercise of the outstanding warrants to purchase Class B Common Stock and (iii) (a) by us of up to an aggregate of 76,732,173 shares of our Class A Common Stock issuable upon the exercise of the OpCo Redemption Right by the holders of OpCo Units and (b) the resale from time to time by the Selling Securityholders of up to the foregoing 76,732,173 shares of our Class A Common Stock. We will not receive any proceeds from the foregoing, except with respect to (a) cash received by us upon exercise of the warrants to the extent such warrants are exercised for cash and (b) the shares of Class B Common Stock and OpCo Units delivered by OpCo Unitholders upon their exercise of the OpCo Redemption Right.”

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “NRDY.” On November 4, 2024, the closing price of our common stock was $0.90.

Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and our other filings with the Securities and Exchange Commission (“SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2024